ZOO ENTERTAINMENT, INC.
3805 Edwards Road, Suite 400
Cincinnati, Ohio  45209

May 20, 2010

Mr. Mark P. Shuman
Branch Chief-Legal
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549

RE:	Zoo Entertainment, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No.: 333-163937

Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No.: 333-124829

Dear Mr. Shuman:

We hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, as initially filed by Zoo Entertainment, Inc. (the “Company”) with the Commission on December 22, 2009, and as amended on February 2, 2010 and April 15, 2010.  We are also delivering five clean and marked complete courtesy copies of the Amendment to you.

Set forth below are the Company’s responses to the Commission’s comments given by letter dated May 5, 2010 (the “Third Comment Letter”).  The Company’s responses are numbered to correspond to the comments, as set forth in the Third Comment Letter, which, for convenience, we have incorporated into this response letter.  References herein to page numbers refer to page numbers of the marked Amendment.

Amendment No. 2 to Registration Statement on Form S-1

General

1.
With respect to every revised third-party statement in your prospectus, including without limitation the market data by NPD Group, Nielsen, and Mintel, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.

Response:  The Company advises the Commission that copies of the cited reports (or relevant excerpts thereof) are publicly available, and marked copies are being supplementally provided with this response letter.  None of the reports were prepared exclusively for this filing.

2.	Please disclose why your stock is no longer quoted on the OTC bulletin board, and include appropriate risk factor and other disclosure as necessary.

Response: On March 23, 2010, the Company’s common stock ceased to be quoted on the OTC Bulletin Board as a result of the Company’s market makers electing to quote the Company’s common stock on the OTC Pink Sheets.  However, on April 19, 2010, market makers once again began quoting the Company’s common stock on the OTC Electronic Bulletin Board, and currently, the Company’s common stock is quoted on the OTC Electronic Bulletin Board. The Company has revised the Amendment accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the year ended December 31, 2009 as compared to the year ended December 31, 2008, page 23

3.
We note that your current disclosures do not appear to sufficiently explain the increase in your revenue year over year. Your revenue increased $12.4 million or 34% in 2009 compared to 2008. We further note your analysis of average selling price and number of units sold explains approximately $9.2 million of the increase. Expand your discussion to identify and quantify the additional significant factors that increased your revenue in 2009 compared to 2008. Refer to. Section III.B.4 of SEC Release No. 33-8350.

Response:  We have revised the disclosure on pages 19 and 20 in response to the Commission’s comment to further explain the increase in revenues from 2008 to 2009.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Basis of Presentation and Significant Accounting Policies

Product Development Costs, page F-9

4.
We have reviewed your response to prior comment 9. It remains unclear to us how you determined that your product development arrangements with third parties do not constitute collaborative arrangements under ASC 808. Your response that you are not an active participant in the development of the games, but instead purchase games once technological feasibility is established appears to contradict your disclosure on page F-10, that, “we frequently enter into agreements with third party developers that require us to make advance payments for game development and production services.” Please advise. We further note that these third parties also receive royalties on the subsequent retail sales of the products. In light of this, tell us how you determined that these third party developers are not exposed to significant risks and rewards. In your response, tell us how you considered each of the points in ASC 808-10-15-11. Please provide us with a response in greater detail that explains your conclusion that your product development arrangements with third parties do not constitute collaborative arrangements under ASC 808. For example, you disclose that in some cases in exchange for your advance payments, you receive the underlying intellectual property rights. Tell us how you considered ASC 808-10-15-8.

Response: We do not believe our product development arrangements with third party developers constitute collaborative arrangements as defined in ASC 808 based on the factors set forth below.  The Company designs and develops games for its platforms using a combination of general themes and various licenses held by the Company for popular products (i.e. M&Ms) or characters (i.e. Hello Kitty).  Once the game or product concept is conceived, the Company seeks out and engages third party developers to produce a master copy of the game.  The third party developer is engaged by the Company based on its expertise and ability to produce the required games, within a fixed budget and timeline as prescribed by the Company.  Third party developers are paid on a milestone deliverable basis according to a schedule outlined by the Company.  Since the technological feasibility of the game has already been established,  the Company can immediately capitalize all advances to the developers.

Furthermore, third party developers’ compensation is fixed and not contingent upon any revenues that the Company will generate from sales of our products.  Any royalties paid for licensed content included in any of our games are not part of the arrangements with third party developers and are independently computed and paid to licensors.

In considering ASC 820-10-15-11, we noted that a) the developers perform services in exchange for fees paid at market rates; b) should we choose to abandon the project without cause, the developers are entitled to keep the portions of their fees to cover all (or a significant portion) of their cumulative economic participation to date; c) all profits are allocated to only the Company; and d) no reward accrues to the developer.  Additionally, in considering ASC 808-10-15-8, we noted that while the developers usually retain the rights to the underlying intellectual property (the source code for the game), they cannot reap any rewards relative to the completed game, as we retain the rights to all creative elements inherent in the underlying design of the game.  As a result, we concluded that the developers are not exposed to any significant risks or rewards.

In the future, if we enter into any arrangements with product developers that we consider to be collaborative arrangements, we will account for them accordingly. We have revised the disclosure on pages F-9 and F-10 in response to the Commission’s comment to clarify the arrangements between the Company and the third party product developers.

Equity-Based Compensation, page F-13

5.
We note your disclosure that states that you “had limited trading volume in 2009, therefore, [you] used the current market price, bid-ask spreads and a marketability discount to determine the fair value of the stock price.” Tell us why you believe that adjusting the quoted market price of your shares of common stock is appropriate and represents fair value. Indicate the amount of the discount and provide a summary of the instances of when this discount was utilized to account for a transaction including stock-based compensation.

Response: We believe that we have properly represented the fair value of each of the equity grants in 2009 as explained below.  The fair value of our equity-based compensation is estimated using the Black-Scholes option-pricing model. This model requires the input of assumptions regarding a number of complex and subjective variables that have a significant impact on the fair value estimate. These variables include, but are not limited to, the fair value of our stock on a minority interest basis, the volatility of our stock price and estimated exercise behavior.  As a privately-held company until September 12, 2008, we used the stock prices of equity raises to assist us in our calculations.  There was no ESO activity subsequent to such date for the balance of 2008.  Our publicly traded shares had limited trading volume in 2009; however, we determined the fair value of our common stock  as an input for the option-pricing model for the three equity grants during 2009 by using the fair value that third parties had assigned to our stock at the time of each of the equity grants.

•
In January 2009, the stock price was quoted at $180 ($0.30 pre-reverse split) per share, and we used that price in the Black-Scholes option-pricing model to determine the fair value of the stock option grant in that period.

•
In August 2009, the stock price was quoted at $450 ($0.75 pre-reverse split) per share, but the stock had minimal trading in the months prior and the bid-ask spread was significantly below such quoted price. During this period, an independent third party had offered $120 ($0.20 pre-reverse split) per share to make a significant investment in the Company. Since (i) the trading volume was minimal, (ii) the $120 ($0.20 pre-reverse split) per share value was within the bid-ask spread, and (iii) the August equity grant was in the form of restricted stock, we assigned a marketability discount to the quoted market price to determine that the fair value of the stock price was $120 ($0.20 pre-reverse split) per share for the pricing of such equity grant.

•
In November 2009, the equity grant was valued at the price of the cash infusion for the equity raise in the fourth quarter of 2009 of $1.50 ($0.0025 pre-reverse split).  We note that the November 2009 equity raise resulted in a large increase in the number of shares outstanding. The Company issued these options on February 11, 2010 and performed a Black-Scholes valuation to determine the value of the arrangements on that date to be $542,000.  Of the $542,000, $403,000 is included as stock compensation expense in the year ended December 31, 2009 based on the value ascribed for the period from November 20, 2009 to December 31, 2009.and has been included in accrued expenses in the December 31, 2009 consolidated balance sheet.

We have revised the disclosure on pages F-12 and F-13 in response to the Commission’s comment to clarify how the Company determined the fair value of the stock price for equity based compensation during 2009.

Loss Per Share, page F-13

6.
Tell us why you have not included all warrants outstanding using the treasury method when calculating your loss per share amount. See ASC 260-10-45-28B and your page F-30. Tell us how you are accounting for those warrants that are not exercisable. You should disclose all anti-dilutive securities. See ASC 260-10-50-1(c). This comment also applies to your convertible preferred shares.

Response:  We have considered all warrants outstanding and common shares related to convertible preferred shares outstanding in using the treasury method when calculating our loss per share amount in response to the Commission’s comment.  Basic loss per share ("EPS") is computed by dividing the net loss applicable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the same period. Diluted EPS is computed by dividing the net income applicable to common stockholders for the period by the weighted average number of shares of common stock outstanding and common stock equivalents, which includes warrants and options outstanding during the same period. Since the inclusion of the 1,039,703 warrants, 4,321 options 2,316,140 common shares related to Series A Preferred Stock and 1,980,732 common shares related to  Series B Preferred Stock outstanding as of December 31, 2009 and the 10,837 warrants and 3,895 options outstanding as of December 31, 2008 are anti-dilutive because of losses, they are excluded from the calculation of diluted loss per share and the diluted loss per share is the same as the basic loss per share.

We have revised the disclosure on page F-13 in response to the Commission’s comment to clarify how the Company calculates loss per share.

Fair Value Measurement, page F-14

7.
We note your response to prior comment 7. It is unclear to us how you have fully complied with the disclosure requirements of ASC 820-10-50-2. For example, tell us how you have considered ASC 820-10-50-2.c. In addition, your disclosures should be in tabular format. Refer to ASC 820-10-50-8.

Response:  We have revised the disclosure on pages F-13 and F-14 in response to the Commission’s comment, to comply with the disclosure requirements of ASC 820-10-50-2.

8.
We have reviewed your response to prior comment 12. Your response is unclear to us how you considered the referenced guidance. We repeat our prior comment to explain in sufficient detail how you considered the guidance contained in ASC 605-50-25-7 through 9 and 605-50-55-Example 20.

Response: We considered the guidance contained in ASC 605-50-25-7 through 9 and 605-50-55-Example 20. The warrant issued in conjunction with the loan from Solutions 2 Go, was accounted for as a financing instrument under ASC Topic 470-20-05, Debt Instruments with Detachable Warrants, and valued at $400,000 using the Black-Scholes model and this cost will be amortized over 12 months through interest expense.  For the period ended December 31, 2009, $132,000 of additional interest expense was recorded in the consolidated statement of operations for this advance.  We do not deem ASC 605-50-25-7 through 9 and 605-50-55-Example 20 to be appropriate for accounting for this instrument, because the warrant is not dependent on any future performance or revenue requirements with regard to the distribution arrangement between the Company and Solutions 2 Go. We have modified the disclosure on page F-19 to clarify the reasons for our accounting treatment of the warrant.

9.
We note your disclosure of your factoring arrangement on page F-19, that,. “at December 31, 2009, accounts receivable and due from factor included approximately $1.4 million of amounts due from our customers to the factor and the factor had an advance outstanding to the Company of $900,000.” Tell us why you believe that netting the advances from factor against the receivables assigned to factor is the proper accounting and presentation. See ASC 860-10-05-14 & 15, 860-10-55-45 & 46. Indicate why the advances are not accounted for as a borrowing and presented as a liability. Also, tell us how you considered the disclosure requirements pursuant to ASC 860-50-50-3 & 4.

Response: We considered ASC 860-10-05-14 & 15, 860-10-55-45 & 46.  We do not net advances from the factor against receivables assigned to the factor.  We present the receivables, net of allowances, in the current assets of our Balance Sheet and we present the amount due to the factor as a borrowing in the current liabilities of our Balance Sheet.  We have  clarified the disclosure on page F-18 in response to the Commission’s comment.

Note 11. Notes Payable

Zoo Entertainment Notes, page F-22

10.
We note your response to prior comment 15. Expand your disclosure to discuss how you determined your $0.0025 value per share of common stock on November 20, 2009. In your response, explain the factors and assumptions that changed from June 18, 2009, when you determined the value of your common stock to be $0.20 per share as disclosed on page F-26.

Response: The $0.0025 value ($1.50 post stock split) per share was based on the actual price paid by investors for 3,333,333 (post stock split) common stock equivalent shares of newly authorized and issued equity in the fourth quarter of 2009.  Before the transaction, there were 52,708 (post stock split) shares of common stock outstanding, and after the transaction, the total shares of  common stock and common stock equivalent shares outstanding was 3,386,041 (post stock split).  The decline in the per-share value of our equity was due in part to the significant dilution of our shares issued and outstanding.  We have revised the disclosure on page F-21 in response to the Commission’s comment.  In June 2009, the common stock had traded at $1.10 ($660 post stock split) per share. During this period, an independent third party had offered $0.20 ($120 post stock split) per share to make a significant investment in the Company.  Since the trading volume was minimal and the $0.20 ($120 post stock split) per share value was within the bid-ask spread, we assigned a marketability discount to the quoted market price to determine the fair value of the stock on a minority interest basis as of June 18, 2009. This cash infusion ultimately did not occur and the next market-based indicator of the fair value of our common stock was the November 20, 2009 cash infusion for new equity.  In June 2009, the $0.20 ($120 post stock split) per share valuation of common stock indicated the possibility of impairment, and a test of the reporting unit on a controlling interest basis using a DCF model was performed at that time to document that no impairment had occurred.

On November 20, 2009, the requisite Senior Secured Convertible Note Holders agreed that if the Company raised a minimum of $4.0 million of new capital, they would convert their debt into shares of convertible preferred stock of the Company that would ultimately convert into shares of common stock representing 36.5% of the equity of the Company. This transaction implied a value of $0.0025 ($1.50 post stock split) per common share.  As a result of the Company consummating an approximately $4.2 million preferred equity raise on November 20, 2009, upon which approximately $11.9 million of existing debt including related accrued interest converted into convertible preferred stock, the Company issued 1,188,439 shares of Series B Convertible Preferred stock that would automatically convert into 1,980,732 (post stock split) shares of common stock to the Senior Convertible Note Holders in exchange for their Notes at such time that there are sufficient common shares authorized.  The total fair value of the Series B Convertible Preferred stock was determined to be approximately $3.0 million, based on a $0.0025 ($1.50 post stock split) value per common share, the same value per share on the sale of Series A Convertible Preferred stock with identical rights and features.

Note 21. Subsequent Events, page F-33

11.
You disclose that you issued a significant amount of restricted common stock and options to various individuals subsequent to year end. Describe how you are accounting for these issuances and describe the nature of the consideration being received in exchange for these equity instruments. That is, indicate whether these represent a nominal issuance. See SAB Topic 4.D.

Response: The nature and accounting of the February 11, 2010 equity grants are set forth as follows:
•
On February 11, 2010, we issued restricted common stock to various directors for compensation for their prospective services to the Company.   The fair value of the restricted common stock grants was determined to be $397,000, based on the price of the recent equity raise, bid-ask spreads and a marketability discount.

•
On February 11, 2010, we issued options to purchase common stock to certain employees and directors as compensation primarily for prospective services to the Company.  The Company performed a Black-Scholes valuation to determine the value of the option grants on February 11, 2010 to be $361,000.

•
On February 11, 2010, the Company issued options to purchase 337,636 shares of common stock to each of Mark Seremet, a director, Chief Executive Officer and President of the Company, and David Rosenbaum, President of Zoo Publishing, Inc., in consideration for their continued personal guarantees of the payment and performance by the Company of certain obligations in connection with previously entered into financing arrangements, pursuant to Fee Letters entered into between the Company and each of Messrs. Seremet and Rosenbaum, dated as of May 12, 2009, as amended on August 31, 2009 and November 20, 2009. The options have an exercise price of $1.50 ($0.0025 pre-reverse split)  per share and vest as follows:  commencing as of the Effective Date, 72% vest immediately, 14% on May 12, 2010 and 14% vest on May 12, 2011. The Company performed a Black-Scholes valuation to determine the value of the arrangements on February 11, 2010 to be $542,000.  Of the $542,000, $403,000 is included as stock compensation expense in the year ended December 31, 2009 based on the value ascribed for the period from November 20, 2009 to December 31, 2009, and has been included in accrued expenses in the December 31, 2009 consolidated balance sheet.

The stock and option grants described above do not represent a nominal issuance.

We have revised the disclosure on page F-32 in response to the Commission’s comment to describe the nature and accounting of these stock and option grants.

Note 22. Restatement of September 30 2009 Financial Statements page F-34

12.
We have reviewed your response to prior comment 13. We repeat our prior comment to provide us with your SAB 99 analysis to explain why an amendment of your 3rd Quarter Form 10-Q is not necessary. Further, tell us how you considered filing an Item 4.02 Form 8-K for the restatement of these items.

Response: The Company will file an Amended Form 10-Q for the three months ended September 30, 2009 and an Item 4.02 Form 8-K to reflect the changes.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 78

13.	You have not disclosed the February 11, 2010 issuance to Mr. Seremet and Mr. Rosenbaum in this section. Please advise, or revise your disclosure.

Response: The Company has revised the disclosure on page II-4 in response to the Commission’s comment.

Item 16. Exhibits and Financial Statement Schedules, page 82

14.	Please advise why you do not appear to have filed the following documents as exhibits to your registration statement:

•	Second Amendment to 2007 Employee, Director and Consultant Stock Plan;
•	First Amendment to Factoring and Security Agreement;
•	First Amendment to Master Purchase Order Assignment Agreement;
•	Amended Employment Agreement with Mr. Fremed;
•	Consulting Agreement with Mr. Brant; and
•	Extension of purchase order financing facility.

Response: The Company has revised the exhibit index of the Amendment to include the following aforementioned exhibits:

•	Second Amendment to 2007 Employee, Director and Consultant Stock Plan;
•	First Amendment to Factoring and Security Agreement;
•	First Amendment to Master Purchase Order Assignment Agreement; and
•	Amended Employment Agreement with Mr. Fremed.

The Company does not intend to file the Consulting Agreement with Mr. Brant as the Company has determined that it is not a material agreement.  A copy of the Consulting Agreement with Mr. Brant is being supplementally provided to the Commission with this response letter .  The extension of the purchase order financing was effected through the First Amendment to Master Purchase Order Assignment Agreement, which is included in the exhibit index of the Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 41

15.
We repeat prior comment 17 to file an amended Form 10-K for your revisions made in response to prior comments 28 and 29 from our letter dated January 15, 2010. In your amended Form 10-K, please move your discussion of material weakness in your internal control over financial reporting and your discussion of your plan of remediation to under the heading, Management’s annual report on internal control over financial reporting.

Response: The Company has filed an amended Form 10-K in response to the Commission’s comment, simultaneous with the filing of the Amendment.

Please call our counsel at (212) 692-6768 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following address.

Kenneth R. Koch, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 Phone: (212) 935-3000 Fax: (212) 983-3115

Sincerely, /s/ Mark Seremet Mark Seremet Chief Executive Officer